

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2011

VIA U.S. MAIL AND FACSIMILE

David Kalenuik
Chief Executive Officer
Lake Victoria Mining Company
1781 Larkspur Drive
Golden, Colorado 80401

     Re: Lake Victoria Mining Company
          Form 10-K/A for Fiscal Year Ended March 31, 2010
          Filed January 20, 2011
          File No. 0-53291

Dear Mr. Newell:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               H. Roger Schwall
               Assistant Director